

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2013

<u>Via E-mail</u>
Benjamin Gordon
Chief Executive Officer
Cambridge Capital Acquisition Corporation
525 South Flagler Drive, Suite 201
West Palm Beach, FL 33401

> **Re:** **Cambridge Capital Acquisition Corporation**
> **Registration Statement on Form S-1**
> **Filed October 23, 2013**
> **File No. 333-191868**

Dear Mr. Gordon:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-1</u>

<u>General</u>

1.	We may have additional comments once you supply the information you omit throughout the prospectus, file all omitted exhibits and any material contracts and update the disclosure as necessary. Please remember to allow enough time to respond to all such staff comments. Also please provide updated information regarding the status of your Nasdaq Capital Market listing application, promptly provide any omitted disclosure which has not been omitted pursuant to Rule 430A, and update your disclosure accordingly.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   As soon as practicable, please furnish to us a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections, or ensure that FINRA calls us for that purpose.

Proposed Business, page 46

Introduction, page 46

The Supply Chain Industry Overview and Trends, page 46

4.   Please provide us with substantiation from independent, third-party sources for assertions in your industry discussion such as the following:

- "The supply chain industry is large, growing and fragmented … ."

- "[T]here are more than 1,000 companies in the $200 to $800 million valuation range within high growth sectors of the supply chain and logistics market … ."

- "The supply chain industry has produced several companies that have successfully grown their businesses to over $1 billion dollars [sic] in revenues … ."

- "The supply chain … has provided scalable businesses with significant operating leverage."

- "Many leading supply chain companies achieve scale and operating leverage due to strengths including the following business characteristics … ."

If you provide third-party reports to support your claims, specify precisely where to find the particular information in the reports, and highlight the appropriate portions of the reports.

5.   We notice your reference to "[p]assenger air travel" in the "Aviation" portion of your list of potential supply chain acquisition targets, as well as the reference to "[p]assanger rail travel" under "Railroads." Please clarify the basis for considering passenger air and rail travel to be parts of the supply chain industry.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Norman von Holtzendorff, Attorney-Advisor, at (202) 551-3237 or me at (202) 551-3740 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director